

LOVE OF HONEY LLC

Products made from earth's perfect food


CHOCOLATE CREAMED HONEY
NET WT. 1.1 lbs
HONEY SAUCE HOT
NET WT. 8oz
LOVE of HONEY
HONEY SAUCE MILD
NET WT. 8 oz
HONEY
WILDFLOWER
NET WT. 1.1 lbs
CREAMED HONEY
NET WT. 1.1 lbs
ALMOND CREAMED HONEY
NET WT. 1.1 lbs
RASPBERRY CREAMED HONEY
NET WT. 1.1 lbs
HONEY
ORANGE BLOSSOM

Pitch

SOME OF OUR PRODUCTS



Honey Caramel

A healthy spreadable caramel. Goes great on waffles or as a dip.



Chocolate Covered Honey

Milk and dark chocolate covering our delicious honey.



Honey Nut Butters

Two ingredients. No oil separation. And delicious. Almond, peanut and hazelnuts. All products are USA.

Pitch

OUR PRODUCT


CINNAMON
CREAMED
HONEY
NET WT. 1.1 lbs

Seven Different Creamed Honeys

Seasonal and year round delicious creamed honey. Cinnamon, raspberry, chocolate, and many more!


HONEY SAUCE
SUPERHOT
NET WT. 1.1 lbs

Spicy Honey

Two ingredients. Honey and American peppers. We make Mild, Hot and Super Hot.


LOVE of
HONEY

Lip Balms

Loved by the skiers in Maine and the boaters in Georgia. Thick and long lasting.

Pitch

We make natural products with no additives.
Honey is natures perfect food and we use it's
qualities for natural preservation.

- Long Shelf Life
- No additives
- Products no one else is making
- Supports a Variety of USA farmers:
  Beekeepers, nut farmers and pepper farmers.



Honey sales are climbing. People are looking for local raw and unfiltered honey products.

$50K

sold on kickstarter in first 12 months

11,000

people subscribed to newsletter and follow on social media channels

59%

of customers are repeat customers.

Pitch

With a facility we can produce

$2.3M

IN HONEY PRODUCTS
ANNUALLY WITHIN TWO YEARS

$1.2M

IN BEE PRODUCTS LIKE
HIVES, QUEENS AND
BACKYARD BEEKEEPING
SUPPLIES

$15M

IN PRODUCTS ONCE
LAUNCHED IN STORES
AND ONLINE RETAILERS
(YEAR THREE)

Thank you

Love of Honey LLC

GEORGE@LOVEOFHONEY.COM